UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

________________________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2006

000-29150

(Commission File Number)

________________________

Randgold & Exploration Company Limited

(Translation of registrant’s name into English)

28 Harrison Street, Johannesburg, South Africa

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Randgold & Exploration Company Limited (“Randgold & Exploration”) issued an announcement dated March 6, 2006 (a) stating, among other things, that (i) applicants cumulatively holding approximately 3.5% of Randgold & Exploration’s share capital, issued an application out of the High Court of South Africa purposed at obtaining an Order placing Randgold & Exploration into provisional liquidation, (ii) the application is entirely without merit and (iii) Randgold & Exploration has instructed its attorneys to file a notice to oppose the application and (b) reiterating its commitment to issue draft financial statements by 31 March 2006. A copy of the announcement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Special Note Regarding Forward-Looking Statements

Certain statements in the exhibit incorporated by reference herein, as well as oral statements that may be made by the Randgold & Exploration’s officers, directors or employees acting on its behalf related to such information, contain “forward-looking statements” regarding Randgold & Exploration’s financial reporting, business, operations, economic performance, financial condition and trading markets within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All statements, other than statements of historical facts, are “forward-looking statements.” This includes, without limitation, those statements concerning Randgold & Exploration’s ability to issue draft financial statements by March 31, 2006. Although Randgold & Exploration believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. Actual results could differ materially from those implied by or set out in the forward-looking statements. Among other factors, these include the ability of Randgold & Exploration, its forensic auditors and its auditors to complete the forensic audit and audit and the outcome of such forensic audit and the audit of Randgold & Exploration’s annual financial statements as of and for the year ended December 31, 2004, the willingness and ability of Randgold & Exploration’s forensic auditors and auditors to issue any opinions, the ability of Randgold & Exploration to implement improved systems to correct its late reporting, JSE Limited’s willingness to lift its suspension of the trading of Randgold & Exploration’s securities on that exchange, the ability to obtain the necessary information with respect to its investments, subsidiaries and associated entities, changes in economic and market conditions, the success of business and operating initiatives, including development of mining operations, changes in regulatory environment and other government actions, fluctuations in commodity prices and exchange rates, business and operational risk management and the risks identified in Item 3 of the Randgold & Exploration’s most recent annual report on Form 20-F filed with the SEC and its other filings and submissions with the SEC. All forward-looking statements attributable to Randgold & Exploration, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. Randgold & Exploration expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any changes in expectations, or any change in events or circumstances on which those statements are based, unless otherwise required by law.

Exhibit	Description
99.1

Announcement, dated March 6, 2006, issued by Randgold & Exploration (a) stating, among other things, that (i) applicants cumulatively holding approximately 3.5% of Randgold & Exploration’s share capital, issued an application out of the High Court of South Africa purposed at obtaining an Order placing Randgold & Exploration into provisional liquidation, (ii) the application is entirely without merit and (iii) Randgold & Exploration has instructed its attorneys to file a notice to oppose the application and (b) reiterating its commitment to issue draft financial statements by 31 March 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RANDGOLD & EXPLORATION COMPANY LIMITED

By:	/s/ Roger Patrick Pearcey
Name: Roger Patrick Pearcey
Title: Company Secretary

Date:	March 7, 2006